WILLKIE FARR & GALLAGHER

787 Seventh Avenue
New York, NY 10019-6099

212 728 8000
Fax: 212 728 8111

02060326

82-34626

NOV 19 2002

1086

SUPPL

November 19, 2002

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Générale de Santé S.A.
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-5239

Ladies and Gentlemen:

On behalf of Générale de Santé S.A., a *société anonyme* organized under the laws of the Republic of France (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on January 22, 2002 (file no. 82-5239) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit an English language translation of the Company's unaudited consolidated financial statements as of and for the six months ended June 30, 2002, together with the notes thereto.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 728-8630.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Very truly yours,

Stuart R. Goldfarb

Enclosure

cc: Robert Marion
Laurent Faugérolas

FILE NO. 82-5239

GÉNÉRALE DE SANTÉ SA

Consolidated financial statements

I.A.S.C STANDARDS

First Half ■ 2002 ■

- Balance sheet
- Income statement
- Statement of changes in shareholders' equity
- Statement of cashflows
- Notes to the financial statements

GÉNÉRALE DE SANTÉ

FILE NO. 82-5239

Consolidated financial statements

First Half ■ 2002 ■

GÉNÉRALE
DE SANTÉ

BALANCE SHEET – ASSETS

In millions of euros	Note	06-30-2002	12-31-2001
Goodwill	(3.1.1)	146.7	126.0
Other intangible assets	(3.1.2)	2.3	2.1
INTANGIBLE ASSETS	(3.1)	**149.0**	**128.1**
LAND, BUILDINGS & EQUIPMENT	(3.2)	**664.5**	**639.4**
Investment in associates	(3.3.1)	2.3	3.1
Other investments	(3.3.2)	9.5	8.0
Deposits and loans		15.4	11.2
LONG-TERM INVESTMENTS		**27.2**	**22.3**
TOTAL NON-CURRENT ASSETS		**840.7**	**789.8**
DEFERRED TAX ASSETS	(3.6)	**36.6**	**36.9**
Inventory	(3.4)	19.1	17.4
Accounts receivable	(3.5)	267.7	207.9
Short-term financial receivables	(3.9.1)	14.6	10.8
Marketable securities and cash	(3.9.1)	21.1	62.6
CURRENT ASSETS		**322.6**	**298.7**
TOTAL ASSETS		**1 199.8**	**1 125.4**

BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY

In millions of euros	Note	06-30-2002	12-31-2001
Common Stock	(3.7)	29.3	29.3
Share premium account	(3.7)	162.9	163.2
Reserves	(3.6)	48.0	27.3
Net income		10.0	20.8
Shareholders' equity, Group share		250.2	240.6
Minority interests		32.9	31.1
TOTAL SHAREHOLDERS' EQUITY		283.1	271.7
Obligations under finance leases	(3.9.1)	218.8	223.0
Bank and other debt	(3.9.1)	224.2	184.6
Deposits received		12.2	10.1
LONG-TERM BORROWINGS		455.2	417.7
Provisions for contingencies & losses	(3.10)	41.3	41.9
DEFERRED TAX LIABILITIES	(3.6)	35.4	31.4
Accounts payable	(3.11)	334.3	318.1
Obligations under finance leases	(3.9.1)	29.4	28.0
Short-term borrowings	(3.9.1)	21.1	16.6
SHORT-TERM LIABILITIES		384.8	362.7
TOTAL LIABILITIES		1 199.8	1 125.4

GÉNÉRALE DE SANTÉ

INCOME STATEMENT

In millions of euros	Note	06-30-2002	06-30-2001	12-31-2001
REVENUES	(4.1)	569.4	484.2	975.2
Employee expenses and profit-sharing	(4.2)	(277.1)	(231.3)	(472.0)
Purchases of consumables		(98.8)	(82.9)	(162.2)
Other operating costs		(67.6)	(56.9) ~~(59.0)~~	(121.4)
Taxes and duties other than CIT		(28.6)	(26.2)	(49.7)
Rent	(4.3)	(25.6)	(22.3)	(41.7)
EBITDA		71.5	64.6	128.2
Depreciation and amortization		(32.2)	(28.3)	(60.2)
EBIT BEFORE NON-RECURRING ITEMS		39.3	36.3	68.0
Non recurring Items	(4.4)	-	13.1	16.1
EBIT AFTER NON-RECURRING ITEMS		39.3	49.4	84.1
Financial income		1.6	2.6	3.0
Financial expenses	(4.5)	(13.4)	(20.4)	(33.7)
Net income of associated companies	(3.3.1)	(0.6)	-	0.1
INCOME BEFORE TAX		26.9	31.6	53.5
Corporate Income tax	(4.6)	(10.8)	(11.4)	(20.0)
INCOME AFTER TAX		16.1	20.2	33.5
Amortization of goodwill	(3.1.1)	(4.0)	(3.3)	(7.0)
INCOME BEFORE MINORITY INTERESTS		12.1	16.9	26.5
Minority interests		(2.1)	(2.3)	(5.7)
NET INCOME		10.0	14.6	20.8
EARNINGS PER SHARE (in EUR)	(4.7)	0.26	0.48	0.60
DILUTED EARNINGS PER SHARE (in EUR)	(4.7)	0.26	0.48	0.60

CHANGES IN SHAREHOLDERS' EQUITY

In millions of euros	Note	06-30-2002	12-31-2001
Group share in shareholders' equity at beginning of year	(3.7)	240.6	46.9
Capital increase		-	6.7
Share premium		(0.3)	173.2
IPO costs, net of tax		-	(7.1)
Transfer to legal reserve		-	(2.9)
Legal reserve		-	2.9
Net income for the period		10.0	20.8
Translation of foreign currencies		(0.1)	0.1
SHAREHOLDERS' EQUITY AT PERIOD END		**250.2**	**240.6**
Minority interests at beginning of year		31.1	18.3
Distribution of Dividends		(1.1)	(1.1)
Changes in the scope of consolidation		1.2	8.2
Net income for the year		2.1	5.7
Translation of foreign currencies		(0.4)	-
MINORITY INTERESTS AT PERIOD END		**32.9**	**31.1**

GENERALE DE SANTE

STATEMENT OF CASH FLOWS

in millions of euros	Note	06-30-2002	06-30-2001	12-31-2001
Net income before taxes		26.9	31.6	53.5
Net depreciation		32.2	28.3	60.2
Financial income		(1.6)	(2.6)	(3.0)
Financial expenses + Associates results		14.0	20.4	33.6
Non-recurring items		-	(13.1)	(16.1)
EBITDA		71.5	64.6	128.2
Non-cash items incl. charges to and write-backs of provisions		(0.4)	(1.4)	(3.3)
Changes in working capital requirements		(44.7)	(6.7)	34.1
Non-recurring items		(1.0)	(0.4)	(0.6)
Changes in other LT liabilities & receivables		(1.7)	0.1	(1.8)
Net interest expense		(11.7)	(9.6)	(22.8)
Taxes paid on profits		(6.8)	(7.0)	(11.4)
CASH FLOW FROM OPERATING ACTIVITIES (a)		5.2	38.6	122.4
Tangible and intangible investments		(45.7)	(31.5)	(59.6)
Financial investments	(2.2)	(18.7)	(9.9)	(32.8)
Disposals of financial investments	(2.2)	0.8	22.3	23.1
CASH FLOW (USED IN) INVESTING ACTIVITIES (b)		(63.6)	(19.1)	(69.3)
CASH FLOW BEFORE FINANCING (c) = (a) + (b)		(58.4)	20.5	53.1
Share issue proceeds (d)		(0.4)	169.5	170.1
Dividends paid (Minorities) (e)		(1.1)	(0.5)	(1.1)
CASH FLOW BEFORE REPAYMENT OF DEBT (f) = (c) + (d) + (e)		(59.9)	189.5	222.1
Increase in long-term debt		42.9	118.0	165.5
Repayment of long-term debt		(24.5)	(309.8)	(367.1)
CASH USED IN FINANCING ACTIVITIES (g)		18.4	(191.8)	(201.6)
TOTAL CASH FLOW FOR THE PERIOD (f + g)		(41.5)	(2.3)	20.5
Cash at beginning of year		62.6	42.1	42.1
Cash at year end		21.1	39.8	62.6
Net indebtedness at beginning of year		378.8	542.5	542.5
Cash flow before repayment of debt		59.9	(189.5)	(222.1)
Interest on bonds		-	7.8	7.8
Capitalization of finance leases		0.8	3.9	11.8
Changes in the scope of consolidation		18.3	4.7	38.8
Net indebtedness at year end		457.8	369.4	378.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contents

KEY EVENTS OF THE YEAR

In June 2002 Générale de Santé renegotiated the senior bank debt which had been put in place prior to the IPO. The line was increased to 300 M€ and is split into refinancing of 183 M€ corresponding to the 2001 senior debt and a line of 117 M€ dedicated to external growth.

The changes allows a greater flexibility in the choice of lines of financing, reinforces credit lines dedicated to acquisitions and offers a capacity to progressively decrease the bank margin in relation with financial criteria.

At June 30, 2002, 188 M€ of the line of 300 M€ had been utilised.

1 - ACCOUNTING POLICIES

1.1 - ACCOUNTING FRAMEWORK

Générale de Santé SA is a limited company incorporated under French law with its head office located at 96 Avenue d'Iéna, Paris. Its corporate purpose encompasses investment activities of all types, either directly or through third parties, on its own behalf or on the behalf of third parties. It is the parent company of a group which exercises all its activities in the sectors of :

- Hospital Care.
- Care for Senior Citizens.

The consolidated financial statements have been prepared in accordance with prevailing French regulations and laws and standards established by the International Accounting Standards Board (IASC).

1.2 - CONSOLIDATION METHOD

The financial statements of companies over which Générale de Santé (hereinafter the "Group") exercises direct or indirect majority control, including control which may result from shareholders' agreements, are fully consolidated.

Companies over which the Group exercises significant influence, which is presumed when the stockholder owns more than 20% of voting rights, are accounted for under the equity method. This method involves replacing the book value of the participating interests with the Group share in shareholders' equity, including the net income or loss for the period.

For companies in which the voting rights are shared by the Group and another partner.

- the full consolidation method is used if the Group directs the company's operations and ensures and/or financially supports the majority of its funding.
- the proportional consolidation method is limited to joint ventures where the two partners jointly control the voting rights, board of directors and executive management of the company.

All material inter-company transactions are eliminated on consolidation, as are profits internal to the Group (capital gains, dividends, etc.).

Accounting period-end

All Group companies draw up their financial statements to December 31. They produced intermediate accounts at June 30, 2002. The board of directors approved the consolidated half year financial statements on September 12, 2002.

Date of initial consolidation

Companies acquired by the Group during the year are consolidated from the date of control based on their balance sheet as of that date, if available, otherwise on their most recent balance sheet.

1.3 - INTANGIBLE ASSETS

Goodwill

On initial consolidation, the difference (after revaluation of assets and liabilities) between the purchase price of securities and the corresponding Group share in shareholders' equity Is, where necessary, allocated to specific consolidated balance sheet items and the balance is recorded in goodwill and amortized over a period of 20 years.

At the time of the acquisition of the Groupe Compagnie Générale de Santé by Générale de Santé SA, the costs of the restructuring plan were recorded in the opening balance sheet as of July 1, 1997.

1.4 - LAND, BUILDINGS AND EQUIPMENT

Land, buildings and equipment are stated at acquisition cost.

They includes the following elements :

- purchase price net of legally recoverable taxes,
- direct or indirect expenses relating to the acquisition and commissioning of the asset and mainly VAT and other taxes which cannot be recovered, transport, installation and assembly costs and architects' fees.
- interest expense or rental during the production period and legal publication costs incurred and stamp duties paid with respect to finance lease agreements .

Depreciation is calculated as follows (mainly using the straight-line method):

- Buildings	20 to 40 years
- Building installations and improvements	10 to 15 years
- Machinery and equipment	3 to 10 years
- General building installations and miscellaneous improvements	8 to 10 years
- Vehicles	4 to 5 years
- Office equipment	5 years
- IT hardware	3 to 5 years
- Fixtures and fittings	5 to 10 years

Improvements made to meet safety standards are capitalized and depreciated.

The value of land, buildings and equipment held under finance lease agreements is recorded in assets. These assets are depreciated as described above. The corresponding borrowing is recorded in liabilities.

Maintenance and repair costs are expensed as incurred.

1.5 - LONG-TERM INVESTMENTS

Participating interests correspond to the acquisition cost of shares of unconsolidated companies.

A provision for impairment is raised if the current value of the holding is less than their net book value.

The current value is based on the proportion that the shares represent in shareholders' equity, the interest that these companies represent for the Group and their development and profit-making potential.

1.6 - INVENTORY

Inventory includes principally pharmaceutical products, reagents and medical supplies except for artificial limbs and blood purchased for patients which are recorded as "other receivables".

Inventory is stated at the last known price, taking into account the VAT regime applicable to the entity. This method does not lead to major differences compared to a FIFO valuation. Provision is made for obsolete inventory identified during the physical count (calculated on an individual basis).

1.7 - REVENUES – ACCOUNTS RECEIVABLE

Revenue is recognized when a service is rendered.

To assess the amount outstanding at the accounting period-end, customer files are valued at selling price.

Accounts receivable are stated at nominal value.

Accounts receivable provisions are determined on an individual basis, after analysis, as part of regularly implemented debt recovery procedures.

Provision rates are as follows:

- 100% of amounts payable by patients over 6 months old ;
- 100% of amounts payable by Social Security or private insurance schemes over 24 months old.

1.8 - OTHER RECEIVABLES

Purchases and sales of artificial limbs and blood on behalf of patients are recorded in receivable and payable accounts and are not recorded in the income statement.

Fees due from doctors are recorded as other receivables.

1.9 - CASH AND MARKETABLE SECURITIES

Marketable securities are stated at the lower of acquisition cost and market value.

Management of Doctors' Fees

In general, doctors' fees are managed by the clinics using a separate accounting system. The clinic's bank account is completely separate from the doctor bank accounts.

In certain cases, under the specific terms and conditions of direct, formal agreements with doctors, amounts relating to the management of fees may be included in the clinics' accounts.

1.10 - TRANSLATION OF FOREIGN COMPANY FINANCIAL STATEMENTS

Foreign company balance sheets are translated into euros at the closing rate of exchange. Income statement and cash flow items are translated at the average rate of exchange for the period.

1.11 - RETIREMENT BENEFITS

Payments due on retirement are valued on an actuarial basis using the projected unit credit method. This valuation takes into account the probability of an employee remaining within the Group until retirement, projected salary trends and financial discounting at a rate of 5,5 %.

The net present value of employee vested entitlement is provided in full. The current year charge is included in employee expenses. Actuarial differences are taken to the income statement in the year they arise.

1.12 - CORPORATE INCOME TAX

The corporate income tax charge represents the current income tax charge payable by each consolidated tax entity, adjusted for deferred tax. Deferred tax is calculated using the liability method on timing differences between the accounting and tax value of assets and liabilities.

Deferred tax assets in respect of losses carried forward are only recognized where the offset of such losses against future taxable profits is considered probable.

Potential deferred tax assets existing at the date of acquisition of an investment in respect of losses carried forward and whose offset against future profits is considered probable are allocated when determining initial consolidation. Other deferred tax assets are treated as a retroactive allocation of initial goodwill as and when they are effectively used.

1.13 - RESTRUCTURING COSTS

Business combinations

A business combination is considered finalized at the accounting period-end and its impact subsequently reflected in the financial statements, when the following three criteria are met :

- Group Executive Management has formally authorized the combination and approved a documented restructuring plan,
- administrative authorization for the combination has been obtained.
- the main components of the plan have been announced.

Where combinations meet the above criteria and a sufficiently accurate estimate can be made, the key items recorded in the financial statements are as follows:

- exceptional write-down of the net book value (NBV) of items which cannot be recovered, or which have a market value lower than their NBV at the time of the combination;
- provisions covering the cost of terminating doctors' contracts;
- provisions covering the cost of redundancy programs;

- provisions covering the cost of terminating major agreements (leaseholds, sub-contracting, maintenance, etc.) still in force after the date of the combination or fees payable on agreements which cannot be terminated.

Temporary closure of establishments

Operating losses resulting from the temporary closure of establishments (partial or total) during restructuring activities are not provided for but expensed in the period when closure takes place.

Permanent closure of establishments

In the event of the planned permanent closure of an establishment, not subject to any conditions precedent linked to a combination project, the closure is considered finalized at the accounting period-end if it has been approved by Group Executive Management and announced. The impact of the closure is recorded in the financial statements of the period concerned.

The main impacts recorded in the financial statements are identical to those defined for combinations, provided a sufficiently accurate estimate can be made.

1.14 - FINANCIAL INSTRUMENTS

Net gains and losses on financial instruments used in hedging transactions are calculated and matched in the income statement against the gains and losses arising on the hedged items.

The Group enters into fixed-rate payable interest rate swaps.

Conformity with International Standards

Application of IAS 39 requires the recording of swaps in place at the period end at market value and any difference to be applied to reserves. As the difference in valuation at December 31, 2001 is not significant, at less than 3.5 M€, no adjustment has been made. The Group is thus also in line with French accounting standards which do not recognise the concept of market value.

2. - CHANGES IN THE SCOPE OF CONSOLIDATION

A list of the main subsidiaries included in the scope of consolidation at June 30, 2002 is presented in Appendix 1.

2.1 - MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

The number of entities included in the scope of consolidation increased as follows:

Consolidation method	12-31-01	Acquisitions Newly-created	Change of method	Disposals / Mergers / Liquidations	03-30-02
Full	277	12	-	(1)	288
Proportional	6	-	-	-	6
Equity method	16	-	-	(1)	15
TOTAL	299	12	0	(2)	309

The entries are Clinique Spontini, Clinique du Sport, Provence & Santé, Scanner / IRM Massy, SAS Kerlena, Clinique Kerlena, SAS Sabrena, Clinique Les Fauvettes, Clinique Saint Amé, Résidence Saint Jean, Centro Cardinal Ferrari, Centro Diagnostico San Nicolo.

Clinique Bois d'Amour (previously consolidated) and Clinique de Bruay (previously accounted on equity basis) were sold.

2.2 • IMPACT OF CHANGES IN THE SCOPE OF CONSOLIDATION

The impact on the main balance sheet and income statement items is as follows:

(In millions of euros)	Newly consolidated in first half 2002: Companies entering in 2001 for < 6 months (difference between First Half 2001 and First Half 2002)	Companies entering in First Half 2002	Total impact First Half 2002
Income Statement			
Revenues	31.2	21.4	52.6
EBITDA	3.2	0.0	4.4
Balance Sheet			
Goodwill and administrative authorisations			22.6
Non current assets			22.9
Long Term debt			13.5
Total Balance Sheet			51.0
Working capital requirements			(0.0)
Cash Flow			
Financial investments and businesses acquired			(22.5)
Net cash position of companies acquired			4.1
Employees			
Weighted average employees	357	637	1,224

(In millions of euros)	Companies leaving in 2001 and consolidated in 2001 for < 6 months (difference between First Half 2001 & First Half 2002)	Companies leaving First Half 2002	Total impact First Half 2002
Income Statement			
Revenues	(5.8)	(2.5)	(8.3)
EBITDA	0.0	(0.7)	(0.4)
Balance Sheet			
Goodwill and administrative authorisations			(2.1)
Non current assets			(5.7)
Long Term debt			(2.0)
Total Balance Sheet			(5.4)
Working Capital requirements			1.6
Cash Flow			
Financial investments and businesses sold			2.0
Net cash position of companies sold			0.3
Employees			
Weighted average employees	(208)	(115)	(323)

3. - NOTES TO THE BALANCE SHEET

3.1 - INTANGIBLE ASSETS

3.1.1 - GOODWILL

Goodwill (gross) as of December 31, 2001	152.9
Newly-consolidated companies	22.9
Leaving consolidation	(0.1)
Other movements incl. holding percentages	1.7
Goodwill (gross) as of June 30, 2002	177.4
Accumulated Amortization 2001	(26.9)
Amortization to June 30, 2002	(4.0)
Other	0.2
Goodwill (net) as of June 30, 2002	146.7

The gross goodwill at June 30, 2002 broken down as :

- Goodwill on acquisition of the Compagnie Générale de Santé group in 1997 of 83.3 M€.
- Goodwill on changes in perimeter since 1997 of 94.1 M€.

Largest individual goodwill is 10.8 M€

3.1.2 - OTHER INTANGIBLE ASSETS

In millions of EUR	Gross					Amortization				NBV	
	12-31-01	Addit.	Disposals	Oth. Mvts.(1)	06-30-02	12-31-01	Charge	Oth. Mvts.(1)	06-30-02	06-30-02	12.31.01
Software	8.4	0.9	(0.1)	0.7	9.9	(6.3)	(0.7)	(0.8)	(7.8)	2.3	2.[illegible]

3.2- LAND, BUILDINGS & EQUIPMENT

In millions of EUR	Gross					Depreciation					NBV	
	12-31-01	Addit.	Disp.	Oth. Mvts(1)	06-30-02	12-31-01	Chg.	Disp.	Oth. Mvts(1)	06-30-2002	06-30-2002	12-31-01
Land	33.5	0.5	-	(0.7)	33.2	(1.3)	-	-	-	(1.3)	32.0	32.2
Buildings	712.7	30.5	(4.8)	5.8	744.2	(212.8)	(11.5)	3.4	1.2	(222.5)	521.7	503.1
Equipment	228.0	8.4	(5.1)	14.0	245.3	(149.1)	(14.8)	5.0	(3.1)	(165.0)	77.5	78.8
Other	85.7	5.0	(0.5)	11.2	101.4	(57.5)	(3.8)	0.5	(7.0)	(67.3)	33.5	28.2
TOTAL	1 059.9	44.4	(10.4)	30.3	1 124.2	(420.6)	(30.2)	5.9	(14.9)	(459.7)	664.6	639.4
including under finance lease:												
- Land and buildings	309.8	0.2	-	11.2	321.2	(67.7)	(3.5)	-	(1.2)	(72.4)	248.8	242.1
- Equipment	56.5	0.6	(3.8)	3.7	57.0	(31.9)	(4.5)	3.8	(1.7)	(34.3)	22.7	24.5

(1) "Other movements" mainly comprise flows due to changes in the scope of consolidation; the amount of land, buildings & equipment acquired during the first half 2002 following the acquisition of companies is presented in note 2.2.

3.3- LONG-TERM INVESTMENTS

3.3.1 - INVESTMENTS IN ASSOCIATES

Associates mainly comprise the following companies:

Company	% Control	06-30-2002		12-31-2001	
		Amount	Share of net income	Amount	Share of net income
Clinique de Bruay..................(1)	42.00			0.7	(0.3)
Clinique Sainte Claire..................	50.00	0.8	-	0.8	0
Clinica....................................	34.97	(0.5)	-	(0.5)	0
Clinique Bon Secours..................	33.00	0.7	(0.5)	1.2	0.1
Foncière Sagesse Retraite.......(2)	38.00	0.9	-	0.5	0
Other..	—	0.4	(0.1)	0.4	0.3
TOTAL		2.3	(0.6)	3.1	0.1

(*) Company leaving the Group in the first half 2002.
(2) Acquisition in first half 2002 of 19 % of the capital.

3.3.2 - OTHER INVESTMENTS

Unconsolidated investments mainly comprise the following:

in millions of EUR	06-30-2002	12-31-2001
Interest of less than 20%.......................................	6.1	5.8
Interest of 20 to 50%..	2.8	1.2
Interest of more than 50%	2.7	3.0
Sub-Total - Unlisted companies	*11.6*	*10.0*
Impairment reserves..	(2.1)	(2.0)
TOTAL	9.5	8.0

The main unconsolidated companies are non-trading real-estate investment companies.

3.4 - INVENTORY

in millions of EUR	06-30-2002	12-31-2001
Gross..	19.1	17.4
Provisions...	-	-
NET	19.1	17.4

Inventory mainly comprises small medical equipment and pharmaceutical products.

3.5 • ACCOUNTS RECEIVABLE

In millions of EUR	06-30-2002	12-31-2001
Gross accounts receivable	181.4	135.5
Provisions	(6.8)	(4.9)
Net customer receivable	174.8	130.6
State and Public authorities	28.6	29.3
Other	64.5	48.0
TOTAL	267.7	207.9

All receivables are less than one year past due.

3.6 • DEFERRED TAXES

The breakdown of deferred tax assets and liabilities by timing difference and tax loss category is presented below :

in millions of EUR	Note	12-31-2001	Transferred to income	Other chgs.	06-30-2002
Losses & Deferred tax depreciation	(4.6)	13.5	-	-	13.5
Real-estate finance lease		6.2	(0.5)	-	5.7
Equipment finance lease		0.6	(0.1)	0.1	0.6
Non-deductible provisions		10.8	(1.1)	(1.1)	8.6
Other		5.8	2.0	0.4	8.2
TOTAL		36.9	0.3	(0.6)	36.6

DEFERRED TAX LIABILITIES

in millions of EUR	Note	12-31-2001	Transferred to income	Other chgs.	06-30-2002
Real-estate finance lease		12.5	1.8	0.5	14.8
Valuation differences on buildings		11.7	(0.3)	-	11.4
Other		7.2	2.5	(0.3)	9.4
TOTAL	Note	31.4	3.8	0.2	35.4
INCOME STATEMENT IMPACT	(4.6)		(3.5)		

3.7 - COMMON STOCK

As of June 30, 2002 and December 31, 2001, common stock comprised 39,028,224 shares with a par value of € 0.75 each. At December 31, 2000, the capital was composed of 1,480,000 shares of 100 Francs (15.24 €) par value.

	Number of shares	Par value	Common Stock	Share premium
At December 31, 2000	1 480 000	100 Frf	148 Mf	-
June 1, 2001, conversion of capital to Euros	-	15.24 €	22.6 M€	-
Division of the nominal value of shares from 15,24 € to 0,75 €	28 593 600	0.75 €	-	-
	30 073 600	0.75 €	22.6 M€	-
Increase in capital*	8 600 000	0.75 €	6.4 M€	167.7 M€
Increase in capital for employees	354 624	0.75 €	0.3 M€	5.5 M€
	39 028 224	0.75 €	29.3 M€	173.2 M€
Costs of IPO, net of tax	-	-	-	(7.1) M€
Transfer to legal reserve	-	-	-	(2.9) M€
At December 31, 2001	39 028 224	0.75 €	29.3 M€	163.2 M€
Balance of IPO costs net of tax				0.3 M€
At June 30, 2002	39 028 224	0.75 €	29.3 €	162.9 M€

* This capital Increase was realised with a premium of 19.5 € per share for a total premium of 173.2 M€. The costs of this operation (7.4 M€ net of tax) was set of against the share premium account. In addition 2.9 M€ was transfered to the legal reserve.

3.8 - RESERVES

As of June 30, 2002, consolidated reserves, comprise the legal reserve, prior period retained earnings and translation differences on foreign currencies.

3.9 - NET INDEBTEDNESS

3.9.1 - INDEBTEDNESS

The breakdown of net indebtedness is as follows:

In millions of euros	Note	06-30-2002	12-31-2001
LONG TERM			
Finance Leases	3.9.3	218.8	223.0
Bank and other debt		224.2	184.6
TOTAL		*443.0*	*407.6*
SHORT TERM			
Finance Leases	3.9.3	29.4	28.0
Bank and other debt		21.1	16.6
Financial receivables		(14.6)	(10.8)
TOTAL		*35.9*	*33.8*
Net cash (*)		(21.1)	(62.6)
NET INDEBTEDNESS		***457.8***	***378.8***

(*) Cash positions are offset to show bank balances net of cash pooling agreements in this net indebtedness table as well as the consolidated balance sheet.

The interest rate on average net borrowings was approximately 6.3 % for the first half 2002, after hedging.

3.9.2 - DEBT MATURITY ANALYSIS

Type of borrowing (in millions of EUR)		< 1 yr	2 to 3 yrs	3 to 4 yrs	4 to 5 yrs	> 5 yrs	Total
Senior Bank Debt	(1)	13.3	15.3	15.3	20.7	119.4	188.0
Real-estate finance-lease borrowings		20.6	20.5	21.0	21.0	140.9	224.0
Equipment finance-lease borrowings		8.8	5.6	4.2	3.0	2.6	24.2
Other borrowings		7.8	9.3	9.0	8.6	22.6	57.3
TOTAL		50.5	50.7	53.5	53.3	285.5	493.5

(1) Borrowings secured by pledging shares of the principal holding companies of Générale de Santé.

3.9.3 - FINANCE LEASES

In millions of EUR	06-30-2002	12-31-2001
Real-estate	203.3	205.5
Equipment	15.5	17.5
LONG TERM	218.8	223.0
Real-estate	20.6	19.2
Equipment	8.8	8.8
SHORT TERM	29.4	28.0
TOTAL	248.2	251.0

The average term of real-estate finance leases is 15 years. 72 % of such borrowings are hedged by floating rate agreements.

The average term of equipment finance leases is 5 years. 100 % of these borrowings are hedged by fixed rate agreements. These finance leases mainly concern medical equipment.

Amount payable under finance leases In millions of euros	Minimum Lease Payments		Present Value of Minimum lease payments*	
	06-30-2002	12-31-2001	06-30-2002	12-31-2001
Within 1 year	43.1	42.2	41.0	40.1
In the 2nd to 5th year	109.9	109.1	95.1	94.5
After 5 years	184.9	194.8	157.9	166.2
TOTAL	337.9	346.1	294.0	300.8
Less future finance charges	89.7	95.1		
Lease obligations	248.2	251.0		

* Minimum lease have been actualised at 5.5 %

3.9.4 - CHANGES IN INDEBTEDNESS

(en millions d'euros)	Debt 12-31-2001	New loans	Reimbursement	Net Charges in Perimeter	Other	Debt 06-30-2002
Senior Bank Debt	145.1	42.9	-	-	-	188.0
Other Debt	45.3	-	(9.9)	7.3	-	42.7
Real Estate Finance Leases	251.0	0.8	(14.6)	11.0	-	248.2
TOTAL GROSS DEBT	441.4	43.7	(24.5)	18.3	-	478.9
Cash	(62.6)	-	-	(4.2)	45.7	(21.1)
TOTAL NET DEBT	378.8	43.7	(24.5)	14.1	45.7	457.8

3.9.5 - CHANGE IN SENIOR BANK DEBT

In June 2002, Générale de Santé renegotiated its senior bank debt put in place prior to the IPO.

The line was increased to 300 M€ and is split into refinancing of 183 M€ corresponding to the 2001 senior debt and a line of 117 M€ dedicated to external growth.

The changes allows a greater flexibility in the choice of lines of financing, reinforces credit lines dedicated to acquisitions and offers a capacity to progressively decrease the bank margin in relation with financial criteria.

The commissions and costs linked to the new debt amounting to 8.1 M€ increased the overall effective borrowing rate over the life to the credit and they are thus amortised over the life of the debt.

The new syndicated debt is divided into two tranches with different objectives :

New Senior Debt	Financing objective	Available lines	Drawdown 06-30-2002	Repayment
Tranche A................................	Reimbursement of senior debt 2001	183.0	183.0	06-30-2009
Tranche B................................	Financing of acquisitions	117.0	5.0	06-30-2009
TOTAL		300.0	188.0	

The lines of credit of the syndicated bank debt are reimbursable half-yearly until June 30, 2009. The respect of certain ratios determine, from December 31, 2002 the margins applied to tranches A and B.

The Group is subject to the following covenants :

- EBITDA / Net finance costs.
- Net financial debt / EBITDA.

These covenants are applicable half-yearly for the first time from December 31, 2002.

3.9.6 - MARKETABLE SECURITIES

The market value of marketable securities reported under assets in the balance as of June 30, 2002 is slightly above their book value.

FILE NO. 82-5239

3.10 - PROVISIONS FOR CONTINGENCIES AND LOSSES

In millions of EUR	12-31-2001	Charge	Write-back with charge	Write-back no charge	Oth. Mvts	06-30-2002
Provisions for legal disputes	3.7	0.6	(0.4)	(0.7)	0.6	3.8
Provisions for income tax & other taxes	8.0	1.4	(0.5)	(0.2)	0.1	8.8
Restructuring provisions	15.2	0.5	(1.0)		(2.4)	12.3
Provisions for retirement term. payments	9.3				(0.1)	9.2
Other provisions for contingencies and losses	5.7	0.9	(0.6)	(0.2)	1.4	7.2
TOTAL	41.9	3.4	(2.5)	(1.1)	(0.4)	41.3

Provisions for retirement payments

Commitments were valued on an actuarial basis using a discount rate of 5.5 % and assuming the voluntary departure of employees at the retirement age set by the applicable national collective bargaining agreement.

Restructuring provisions

Restructuring provisions are raised in accordance with the policy detailed in paragraph 1.13 "Accounting policies ".

They mainly concern the three regroupment projects (Paris North, Paris South and Lyon) scheduled for completion by second half 2002 and 2003.

3.11 - ACCOUNTS PAYABLE

in millions of EUR	06-30-2002	12-31-2001
Accounts payable and related accounts	129.4	127.6
State & other public authorities	20.3	23.6
Employee liabilities and related accounts	73.5	58.3
Other operating liabilities	111.1	108.6
TOTAL	334.3	318.1

4. - NOTES TO THE INCOME STATEMENT

4.1 - NET REVENUES

FIRST HALF 2002

The revenues for the first-half include the best estimate, at the date of closing the accounts, on a prorata temporis basis over the period of allocation, of the funds which will be attributed to Group establishments in the context of the "Fonds de Modernisation des Cliniques Privées" put in place by the Law N° 2001-46 of December 21, 2001 for the financing of the Social Security for 2002. The amount included in the accounts is 9.3 M€.

FIRST HALF 2001 AND 2001

The revenues for the first-half 2001 as well as the year 2001 included 5.1 M€ of tariff adjustments relative to prior years (dialysis) and adjustments to TVA on private rooms.

4.2 - EMPLOYEE EXPENSES

In millions of EUR	06-30-2002	06-30-2001	12-31-2001
Wages and salaries	(196.0)	(163.0)	(334.9)
Social charges	(68.3)	(55.6)	(114.3)
Retirement payments	(0.2)	(0.6)	0.2
Incentive scheme	(1.5)	(1.1)	(2.0)
Profit-sharing	(2.9)	(2.9)	(4.7)
Share issue discount*	-	(1.8)	(1.8)
Interim staff	(7.5)	(6.0)	(13.6)
Other	(0.7)	(0.3)	(0.9)
TOTAL	(277.1)	(231.3)	(472.0)

* Exceptional discount given to employees on the capital increase.

PERSONNEL [1]	06-30-2002	06-30-2001	12-31-2001
Executives	1 132	953	1 052
Supervisory staff	1 964	1 504	1 539
Employees / Workers	13 959	12 493	13 235
TOTAL	17 055	14 950	15 825

[1] Weighted average no. of employees

4.3 - RENTALS (OPERATING LEASES)

In millions of euros	06-30-2002	06-30-2001	12-31-2001
Property rentals (operating leases)	(21.4)	(18.5)	(34.8)
Equipment rentals (operating leases)	(4.2)	(3.8)	(6.9)
TOTAL	(25.6)	(22.3)	(41.7)

4.4 - NON-RECURRING ITEMS INCLUDED IN INCOME BEFORE TAX

In millions of EUR	Note	06-30-2002	06-30-2001	12-31-2001
Restructuring		-	(0.2)	0.2
Capital gain (loss) on real estate sales		(0.2)	(0.1)	(0.2)
Capital gain (loss) on sales of investments and subsidiaries	(2.1)	0.2	13.4	16.1
TOTAL		0.0	13.3	16.1

FIRST HALF 2002

The capital gain / loss concerned principally the sale of Clinique de Bois d'Amour and Clinique de Bruay.

FIRST HALF 2001

The capital gain concerned principally the sale of 35 % of the capital of Santé et Services SA and 2.5 % of GSMS.

4.5 - FINANCIAL EXPENSES

The breakdown of financial expenses is as follows :

In millions of euros	*06-30-2002*	*06-30-2001*	*12-31-2001*
Interest on bank debt	(4.0)	(3.0)	(8.0)
Interest on other L.T / S.T borrowings	(0.7)	(0.7)	(2.6)
Interest on real-estate finance leases	(5.5)	(6.8)	(14.0)
Interest on equipment finance leases	(0.6)	(0.5)	(1.1)
Interest rate hedging expenses (net)	(1.7)	(0.4)	(1.5)
Interest on bonds	-	(7.8)	(7.8)
Sub-Total Interest expense	*(12.5)*	*(19.2)*	*(35.0)*
Financial charges capitalized	1.3	-	1.6
Other	(2.2)	(1.2)	(0.5)
TOTAL	(13.4)	(20.4)	(33.7)

4.6 - CORPORATE INCOME TAX

- Tax regime of Group companies

  The Group includes several tax consolidation structures based around the following companies as of June 30, 2002:

  - Générale de Santé SA,
  - G.S. Cliniques SA,
  - Générale de Santé Médico-Social SAS,
  - Services & Santé SA.

- Breakdown of the corporate income tax charge

In millions of EUR		06-30-2002	06-30-2001	12-31-2001
Current tax charge		(7.3)	(4.8)	(11.5)
Deferred tax charge	(3.6)	(3.5)	(6.6)	(8.5)
Corporate income tax		(10.8)	(11.4)	(20.0)

- Losses available for carry forward and tax credits

In millions of EUR	06-30-2002		06-30-2001		12-31-2001	
	Base	Potential tax savings (a)	Base	Potential tax savings (a)	Base	Potential tax savings (a)
Losses available for offset up to 2002-2006	14.8	5.3	18.0	7.0	14.9	5.3
Deferred tax depreciation	34.5	12.2	32.0	10.8	34.5	12.2
Tax losses carried forward	49.4	17.5	51.0	17.8	49.4	17.5
Deferred tax assets not recognized	(11.4)	(4.0)	(12.0)	(4.0)	(11.4)	(4.0)
Deferred tax assets recognized	38.0	13.5	39.0	13.8	38.0	13.5

(a) Income tax rate used: 35.433 %

4.7 - EARNINGS PER SHARE

- Earnings per share

In millions of euros	06-30-2002	06-30-2001	12-31-2001
Net income (in millions of EUR)	10.0	14.6	20.8
Average number of shares	39 026 224	30 544 833	34 776 812
Earnings per share (in EUR)	0.28	0.48	0.60
Diluted earnings per share (in EUR)	0.28	0.48	0.60

- Weighted average number of shares

06-30-2001

	Number of shares	Number of days	Weighted average number of shares
At December 31, 2000	1 480 000	-	-
Division of the nominal value from 15.24 € to 0.75 €	28 593 600	-	-
	30 073 600	183	30 073 600
Increase in capital	8 600 000	10.0	471 233
At June 30, 2001	38 673 600	-	30 544 833

12-31-2001

	Number of shares	Number of days	Weighted average number of shares
At December 31, 2000	1 480 000	-	-
Division of the nominal value from 15.24 € to 0.75 €	28 593 600	-	-
	30 073 600	365	30 073 600
Increase in capital	8 600 000	192.5	4 535 616
Increase in capital reserved for employees	354 624	172.5	167 596
At December 31, 2001	39 028 224	-	34 776 812

5. - BUSINESS AND GEOGRAPHICAL SEGMENTS

5.1 - BUSINESS SEGMENTS

(In millions of euros)	06-30-2002				06-30-2001				12-31-2001			
	Hospital Care	Nursing Homes	Other	TOTAL	Hospital Care	Nursing Homes	Other	TOTAL	Hospital Care	Nursing Homes	Other	TOTAL
REVENUES	[illegible]	60.7	37.0	[illegible]	410.8	63.7	34.4	[illegible]	[illegible]	163.7	70.6	[illegible]
Inter segment				(14.1)				(8.3)				(13.6)
TOTAL				[illegible]				[illegible]				[illegible]
RESULTS												
EBITDA	64.2	8.0	(1.3)	71.8	58.0	6.2	0.4	64.8	101.1	17.7	1.4	123.3
Depreciation	(26.3)	(2.8)	(1.1)	(32.2)	(25.2)	(2.2)	(1.1)	(28.5)	(52.6)	(5.2)	(2.4)	(60.2)
SEGMENT RESULT	35.8	5.2	(2.4)	39.7	32.8	4.2	(0.7)	36.2	68.5	12.5	(1.0)	80.0
Net Non recurring items								13.1				16.1
Financial costs				(12.4)				(17.8)				(20.9)
INCOME BEFORE TAX				26.5				31.5				61.5
Income tax				(10.3)				(11.4)				20.0
INCOME AFTER TAX				16.1				20.2				35.5

(In million of euros)	06-30-2002				06-30-2001				12-31-2001			
	Hospital Care	Nursing Homes	Other	TOTAL	Hospital Care	Nursing Homes	Other	TOTAL	Hospital Care	Nursing Homes	Other	TOTAL
ASSETS												
Segment assets	971.8	135.1	29.9	1 136.8	833.8	103.6	30.5	968.3	863.0	140.6	25.5	1 033.7
Investments in Associates	17.7	8.0	1.5	27.2	15.5	6.1	1.4	23.0	16.0	4.7	1.6	22.3
Unallocated				38.7				46.5				73.4
TOTAL ASSETS				1 193.0				1 038.8				1 125.4
LIABILITIES												
Segment Liabilities	345.2	38.1	26.6	411.0	272.1	25.0	22.5	320.6	323.8	38.3	29.3	391.4
Unallocated				788.8				693.8				734.0
TOTAL LIABILITIES				1 193.8				1 034.8				1 125.4
OTHER INFORMATION												
Additions to fixed assets	52.2	5.6	4.4	63.2	40.4	4.3	1.1	45.8	107.6	15.1	3.2	125.9

5.2 - GEOGRAPHICAL SEGMENTS

In millions of euros	REVENUES		
	06-30-2002	06-30-2001	12-31-2001
France	548.5	469.3	931.8
Italy	6.0	6.2	11.4
Canada	8.3	8.7	16.9
South America	6.6	-	15.1
Total	569.4	484.2	975.2

6. - FINANCIAL COMMITMENTS AND OTHER INFORMATION

6.1 - OFF-BALANCE SHEET COMMITMENTS

In the context of the new Senior bank Debt the group has committed to pledge the shares of its principal holding companies (Compagnie Générale de Santé, Générale de Santé Cliniques, Immobilière de Santé, Médifutur, Médijour, GSMS, GSDI and Généridis)

In addition Générale de Santé SA has agreed to block its current accounts with Compagnie Générale de Santé, Générale de Santé Cliniques, Immobilière de Santé; these total 225 M€.

- GUARANTEES, DEPOSITS GIVEN .... M€ 132.3
  - Guarantees of future rent following the sale of the Lyon regroupment...M€ 40.4
  - Guarantees for the completion of the future Paris Sud Clinic..............M€ 41.5
  - Other guarantees given..........M€ 50.4

- GUARANTEES, DEPOSITS RECEIVED.......... M€ 78.5
  - Guarantees received under contracts.......... M€ 5.3
  - Other bank guarantees received.......... M€ 21.0
  - Other guarantees received.......... M€ 52.2

- WARRANTIES.......... M€ 12.3

- The group generally benefits from warranties received as part of the acquisition of health companies.......... M€ 1.5 + (*)

- PURCHASE COMMITMENTS.......... M€ 36.1 + (*)
  - Unilateral commitments to purchase securities (price is determined) .... M€ 3.1
  - Commitments to purchase securities (reciprocal and unilateral) (price can be determined).......... M€ 33.0 + (*)
    - Miscellaneous transactions .... M€ 0.1
    - involving two transactions (estimated price).......... M€ 32.9
    - GSS Canada .... (*)

- SALES COMMITMENT FOR SECURITIES AND OTHER ASSETS .... M€ 40.3

  - Share allotment commitment (shares with share subscription warrants attached) ... M€ 1.5
  - Miscellaneous commitments to sell securities.. M€ 27.3
  - Commitments to sell other assets.. M€ 11.5

- COMMITMENTS OF PARTNERS WITHIN PARTNERSHIPS .... M€ 3.8

(*) Commitments given or received where future value is based on data currently unknown, notably valuations based on future multiples of revenues or EBITDA.

AGREEMENT WITH ELIOR GROUP

An agreement to sell Services et Santé SA to the Elior Group was signed in 1999 under the following terms:

Compagnie Générale de Santé (CGS) granted an option on 51% of the shares in Services et Santé SA to Avenance SA (subsidiary of Elior) which is freely exercisable by Avenance during the three months preceding the expiration of a period of five years from the acquisition on June 29, 2001 by Avenance of 35% of the shares in the company.

The option contains the faculty by CGS to demand that Avenance exercise the option prior to the expiration date for the sale of the SES shares. In the case where Avenance refused to exercise the option to acquire the 51% of the capital of SES, the option would automatically expire.

Option to acquire 35% : If Avenance decides not to exercise its option to acquire the balance of the SES shares (decision not to exercise the option at the end of the five year period or in the case of refusal to exercise the option following an earlier demand by CGS) CGS has the faculty to demand that Avenance to sell back the 35% of the capital acquired by Avenance. Avenance is irrevocably tied by this demand which could be made by CGS. The price of the retrocession of the 35% is fixed at 90% of the price paid by Avenance for the acquisition of the shares in June 2001.

In the case of the exercise by Avenance of the option CGS anticipates a capital gain as a result of the predetermined method for calculating the sale price.

AGREEMENT WITH SAGESSE GROUP

Following the acquisition by Sagesse of 2.5% of the capital of GSMS in the first half of 2001, Génerale de Santé holds 50% plus one share of GSMS and Sagesse 50% less one share of GSMS.

In a separate sale promise for one share dated June 22, 2000 granted by Générale de Santé, Sagesse could bring its holding in GSMS to exactly 50% by acquiring the share. This sale promise is granted until June 30, 2008 and can be excercised in the case of disagreement on the choice of President or if one of the parties decides to sell shares of GSMS to a third party. The sale price has been fixed at 76.22 €. (500 FF).

FINANCIAL INSTRUMENTS

Générale de Santé uses only hedging instruments. These are interest rate swaps to hedge variable rate debt against interest rate increases. The average rate of the swaps is 4.5 %. As a result of these swaps the Group has little exposure to market rate fluctuations.

Before hedging, the variable rate debt exposed concerns:

- 100 % of the senior bank debt,
- 72 % of finance leases on property

After hedging, the variable rate debt exposed concerns:

- 84 % of the senior bank debt
- 27 % of finance leases on property

Other debt is not exposed to interest rate fluctuations.

The senior bank debt contract imposes interest rate cover on 73 % of Tranche A for 3 years. At September 1, 2002 the Group established a portfolio of cover to satisfy this requirement.The exposure of the debt thus fell to 13 % as against 84 % at June 30, 2002.

The affectation of interest hedging presented in the table below take into account the type of debt to be covered (senior bank debt and finance leases on property) and takes into account the borrowing companies.

Interest rate hedging per company is as follows :

Interest rate hedging for the period ended June 30, 2002 (in millions of EUR)

Hedging	Total	Affected to Senior Debt		Affected to Finance Leases	
		Amounts	Years	Amounts	Years
Générale de Santé swaps	30.5	30.5	3	-	-
G.S. Cliniques swaps	5.6	-	-	5.6	1
Immobilière de Santé swaps	38.1	-	-	38.1	2
Médifutur swaps	5.6	-	-	5.6	5
TOTAL	79.8	30.5	-	49.3	-

At June 30, 2002 the exit value (total sale of the swap contracts) based on market references at that date would amount a loss of 3.5 M€.

The exit of these swaps would reduce the financial charges on variable rate debt for a net gain of 2.3 M€, based on market references at June 30, 2002.

These two operations have not been recorded as they are insignificant on the Group level.

- OTHER COMMITMENTS RECEIVED

  - Confirmed loans not used .... M€ 114.0
    - for equipment finance leases .... M€ 2
    - for the new senior bank debt .... M€ 112.0

6.2 - INFORMATION ON RELATED-PARTY TRANSACTIONS

There were no significant transactions with related parties.

APPENDIX 1

List of the main consolidated companies (Contribution to consolidated annual net revenues of more than 1 M€) Hospital Care and Services

COMPANY	06-30-2002 % Interest	06-30-2002 % Control	12-31-2001 % Interest	12-31-2001 % Control
Fully consolidated				
Générale de Santé Cliniques SA	94.62	94.62	94.62	94.62
Clinique de l'Oasis SA	94.61	99.99	94.61	99.99
Clinique du Parc - Saint-Lazare SA	94.59	99.97	94.59	99.97
Société du Scanner de Lyon Saint-Jean SARL	47.29	50.00	47.29	50.00
Clinique du Landy SA	94.54	99.92	94.54	99.92
Polyclinique de Bois Bernard SA	94.14	99.49	94.14	99.49
Clinique Sourdille SA	94.49	99.87	94.49	99.87
Polyclinique de Savoie SA	94.20	99.56	94.20	99.56
Clinique Kennedy	92.05	97.29	92.05	97.29
Clinique du Parc SA	94.07	99.42	94.07	99.42
Clinique du Lac et d'Argonay SA	93.40	98.72	93.40	98.72
Hôpital Privé Armand Brillard SNC	94.62	100.00	94.62	100.00
Clinique Saint-Martin SA	89.98	100.00	89.98	100.00
Clinique Médico-chirurgicale et Obstréticale Le Petit Colmoulins SA	93.81	99.14	93.81	99.14
Société de Gestion du Sanatorium Régina SARL	94.62	100.00	94.62	100.00
Séréna SARL	94.62	100.00	94.62	100.00
Clinique Monticelli SA	94.61	99.99	94.61	99.99
Polyclinique Saint-Joseph SA	94.58	99.96	94.58	99.96
Clinique Saint Ame	100.00	100.00	—	—
Clinique Hartman	94.62	100.00	94.62	100.00
IRM Hartman	62.46	66.02	62.46	66.02
Scanner Hartmann	57.17	60.42	—	—
Clinique d'Aulnay	94.53	100.00	94.62	100.00
Clinique Chenôve	92.63	97.89	55.56	58.72
Clinique Fougères	94.62	100.00	94.62	100.00
Médijour S.A.	94.86	100.00	94.86	100.00
Clinique Chirurgicale Dautancourt SA	94.82	99.96	94.82	99.96
Clinique Sainte-Marthe SA	94.73	99.87	94.73	99.87
H.P. Claude Galien	94.86	100.00	94.86	100.00
Clinique Chirurgicale de Vitry SA	94.86	100.00	94.86	100.00
C.H.P. Clairval	56.33	100.00	94.86	100.00
Imagerie de Clairval	94.82	99.96	94.82	99.96
Institut Jacques Cartier	94.18	99.29	94.18	99.29
Clinique de Bois de Verrières	94.18	99.29	94.18	99.29
Clinique des Vallées SA	92.77	99.99	92.77	99.99
L'Argio - Service Intercliniques d'Imagerie Médicale SA	47.40	50.00	47.40	50.00
Clinique de Fontaine SA	93.48	98.55	93.48	98.55
Polyclinique Sévigné SA	91.92	96.90	91.92	96.90
Société d'Exploitation de la Clinique Vignoli SA	94.19	99.50	94.38	99.50
Clinique de la Crau SARL	94.86	100.00	94.86	100.00
Clinique Jeanne d'Arc SA (Lyon)	94.78	99.92	94.78	99.92
Clinique Sainte-Anne Lumière SA	94.50	99.91	94.50	99.91
Clinique Tourny SA	94.85	99.99	94.85	99.99
Clinique Sainte Isabelle	94.69	99.83	94.70	99.83
Provence & Santé	56.34	59.39	—	—

Polyclinique d'Aguiléra SA	93.71	98.79	93.71	98.79

APPENDIX 1

List of the main consolidated companies (Contribution to consolidated annual net revenues of more than 1 M€)
Hospital Care and Services

COMPANY	06-30-2002 % Interest	06-30-2002 % Control	12-31-2001 % Interest	12-31-2001 % Control
Fully consolidated				
Médifutur SA	94.62	100.00	94.62	100.00
Clinique de la Défense SA	94.60	99.99	94.60	99.99
Société Anonyme d'Exploitation de la Clinique des Maussins	94.59	99.98	94.59	99.98
Clinique Sainte-Marie SA	93.47	98.79	93.47	98.79
Sté d exploitation Cl. des Hauts de Seine à Chatenay Malabry SARL	92.78	98.06	92.78	98.06
Polyclinique Jeanne d'Arc SA	94.55	99.93	94.55	99.93
Clinique Pasteur SA	94.61	99.99	94.61	99.99
Clinique Chirurgicale du Docteur Convert SA	94.40	99.77	94.40	99.77
Clinique Jouvenet Centre de Chirurgie Osseuse et Orthopédique SA	94.53	99.89	94.53	99.89
Clinique Herbert SA	94.61	99.99	94.61	99.99
Clinique du Bois d'Amour EURL	—	—	94.62	100.00
Clinique de l'Orangerie SA	94.60	99.99	94.60	99.99
Centre Hospitalier Privé Saint-Martin - Caen - SA	94.62	100.00	94.62	100.00
Hôpital Privé Antony	94.62	100.00	94.62	100.00
Dynemis SA	94.85	100.00	94.85	100.00
Les Rosiers SA	94.74	99.88	94.74	99.88
Sogesk SA	94.74	99.88	94.74	99.88
Les Genêts SA	95.07	99.97	95.07	99.97
Clinique Médicale et Diététique de Belloy-en-France SA	94.81	99.96	94.81	99.96
Clinique Saint-Barnabé SA	62.60	66.00	62.60	66.00
Centre de Rééducation de Bazincourt	94.82	99.96	94.82	99.96
La Résidence SA	94.82	99.97	94.82	99.97
Centre Européen de Rééducation du Sportif SA	94.82	99.96	94.82	99.96
Centre Européen de Rééducation du Sportif Saint Raphaël	94.85	100.00	94.85	100.00
Clinique Les Sorbiers SA	94.67	99.80	94.67	99.80
Clinique du Val de Seille	94.85	100.00	94.85	100.00
Médipsy SA	94.60	99.98	94.60	99.98
Clinique Eugénie	94.57	99.98	94.57	99.98
Clinique de la Roseraie SA	94.56	99.96	94.56	99.96
Clinique de l'Ange Gardien SNC	94.60	100.00	94.60	100.00
Maison de Santé Perreuse SA	90.62	95.79	90.62	95.79
Clinique du Moulin SA	94.59	99.99	94.59	99.99
Clinique de l'Auzon SA	91.84	97.17	91.84	97.17
Clinique d'Yveline SA	94.51	99.98	94.51	99.98
Clinique de l'Espérance SA	94.58	99.98	94.58	99.98
Clinique Mon Repos SA	94.57	99.97	94.57	99.97
Clinique de Notre Dame de Pritz SARL	94.60	100.00	94.60	100.00
Clinique de Freschines SA	93.07	98.40	93.07	98.40
Clinique Belle Allée SA	94.10	99.50	94.10	99.50
Clinique Psychiatrique du Parc SA	94.58	99.98	94.58	99.98
Clinique de l'Escrébieux SA	89.87	95.00	89.87	95.00
Clinique Saint-Martin SA	94.50	99.90	94.50	99.90
Clinique Mont du Forez	94.57	99.97	94.57	99.97
Clinique Pen Al Dalar	94.51	99.99	94.51	99.99

APPENDIX 1

List of the main consolidated companies (Contribution to consolidated annual net revenues of more than 1 M€)

Hospital Care and Services

COMPANY	06-30-2002 % Interest	06-30-2002 % Control	12-31-2001 % Interest	12-31-2001 % Control
Fully consolidated				
Généridis SA	94.41	99.76	94.41	99.76
Iridis Nord SA	94.26	99.84	94.26	99.84
Centre de Radiothérapie de Ris Orangis SARL	94.41	100.00	94.41	100.00
Centre de Radiothérapie Jeanne d'Arc Sauvegarde SA	94.31	99.92	94.31	99.92
Centre de Radiothérapie de la Roseraie SA	61.36	64.99	61.36	64.99
Centre de Radiothérapie Beauregard SA	71.56	89.88	51.89	54.96
Iridis Marseille	94.33	99.92	94.33	99.92
Iridis Lausanne	84.68	89.70	84.66	89.70
Générimed	62.38	65.00	62.38	65.00
Clinique Saint-Jean SA	94.59	99.97	94.59	99.97
Société d'Exploitation de Radiothérapie Saint-Jean SA	94.39	99.98	94.39	99.98
Société d'Exercice Libéral de Directeurs et Directeurs Adjoints de Laboratoires d'Analyses de Biologie Médicale BIO CP	99.92	99.92	99.92	99.92
Casa Santa Rita	92.61	92.61	92.61	92.61
Casa Di Cura Rugani	100.00	100.00	100.00	100.00
GSD IM	100.00	100.00	100.00	100.00
Proportionnal				
Générale de Bourgogne	46.73	50.00	46.73	50.00
Groupe G.S.S. LA (incluant les activités du Chili et du Vénézuéla)	20.26	50.00	20.26	50.00

APPENDIX 1

List of the main consolidated companies (contribution to consolidated annual net revenues of more than 1 M€)
Care and Services for Senior Citizens

COMPANY	06-30-2002 % Interest	06-30-2002 % Control	12-31-2001 % Interest	12-31-2001 % Control
Fully consolidated				
Générale de Santé Médico-social SA	50.00	50.01	50.00	50.01
Compagnie Suresnes Longchamp SA	49.96	50.01	49.96	50.01
Eleusis SA	50.00	50.01	50.00	50.01
Segemar SA	49.95	50.01	49.95	50.01
SNC Immobilière G.S.P.	50.00	50.01	50.00	50.01
Domus Vivendi Les Jardins de Brunoy	50.00	50.01	50.00	50.01
Thémis Les Jardins d'Automne	49.93	50.01	49.92	50.01
Les Grands Chênes	49.95	50.01	—	—
Résidence Retraite Thémis Chatenay Malabry	49.98	50.01	—	—
Tiers Temps St Maur	49.99	50.01	49.99	50.01
Société des Hôtels et Résidences Médicalisées du Tiers Temps SA	50.00	50.01	50.00	50.01
Tiers Temps Paris	49.80	50.01	49.80	50.01
La Colombière Tiers Temps Brunoy SARL	49.92	50.01	49.92	50.01
Tiers Temps Saint-Quentin SARL	50.00	50.01	50.00	50.01
Tiers Temps Lyon	50.00	50.01	50.00	50.01
Tiers Temps Nevers SARL	49.99	50.01	49.99	50.01
Tiers Temps Evreux SARL	50.00	50.01	50.00	50.01
Tiers Temps Reims SARL	49.98	50.01	49.98	50.01
Tiers Temps Compiègne SARL	49.99	50.01	49.99	50.01
Tiers Temps Rouen SARL	49.50	50.01	49.50	50.01
Tiers Temps Maisons-Alfort SA	49.99	50.01	49.99	50.01
Tiers Temps Cannes SA	50.00	50.01	50.00	50.01
Tiers Temps Aix Les Bains	49.98	50.01	49.98	50.01
Les Jardins Sormiou	50.00	50.01	50.00	50.01
Tiers Temps Bicêtre	50.00	50.01	50.00	50.01
Sogelor SA	50.00	50.01	50.00	50.01
Château de Chaille SNC	50.00	50.01	50.00	50.01
Villa Caroline SNC	50.00	50.01	50.00	50 01
Résidence des Carmes SNC	50.00	50.01	50.00	50.01
Résidence des Remparts SNC	50.00	50.01	50.00	50.01
Proportionnal				
Groupe Mieux Vivre	25.00	50.00	25.00	50.00
Gle de Services Santé Holding (Canada)	50.00	50 00	50.00	50.00
Groupe Gle de Santé Services NA (Canada)	33.77	50 00	33.77	50.00

APPENDIX 1

List of the main consolidated companies (annual social revenues of more than 3 M€)
Other

	06-30-2002		12-31-2001	
COMPANY	% Interest	% Control	% Interest	% Control
Fully consolidated				
Compagnie Générale de Santé	100.00	100.00	100.00	100.00
Services & Santé	51.00	51.00	51.00	51.00
Société Française de Gestion Hospitalière SA	51.00	51.00	51.00	51.00
Téléservice Santé SA	51.00	51.00	51.00	51.00
Santé Boutique SA	51.00	51.00	51.00	51.00
G.S.Development International (U.K.)	100.00	100.00	100.00	100.00